EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Presented in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2025 AND DECEMBER 31, 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)
	June 30, 2025	December 31, 2024

Assets
Current
Cash and cash equivalents	$5,190	$11,351
Assets held for sale (Note 3)	3,102	-
Marketable securities (Note 4)	587	2,388
Prepaid expenses and other receivables (Note 5)	867	1,320
Total current assets	9,746	15,059

Non-current
Mineral properties (Note 6)	262,532	256,059
Investment in PC Gold Inc. (Note 7)	21,524	21,527
Property and equipment	1,758	1,923
Other assets	244	284
Total non-current assets	286,058	279,793
TOTAL ASSETS	$295,804	$294,852

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 9)	$3,384	$7,162
Current portion of lease liability	73	46
Flow-through share premium liability (Note 10)	336	977
Provision for environmental remediation (Note 6(b))	2,117	1,756
Option – PC Gold (Note 7)	3,974	3,974
Current portion of other liabilities	192	400
Total current liabilities	10,076	14,315

Non-current
Lease liability	137	175
Provision for environmental remediation (Note 6)	1,279	1,279
Pickle Crow reclamation liability (Note 7)	151	151
Silver Stream derivative liability (Note 8)	61,027	34,414
Other liabilities	-	76
Total non-current liabilities	62,594	36,095
TOTAL LIABILITIES	$72,670	$50,410

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	$374,123	$373,630
Warrant and share-based payment reserve (Note 11)	59,469	57,113
Accumulated other comprehensive loss	(5,466)	(5,406)
Accumulated deficit	(204,992)	(180,895)
Total shareholders’ equity	223,134	244,442
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$295,804	$294,852
Nature of Operations (Note 1) Subsequent Events (Note 16)

The condensed interim consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)
	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

OPERATING EXPENSES (Note 12)
General and administration	$1,220	$945	$2,348	$2,198
Exploration and evaluation	225	179	435	400
Investor relations and marketing communications	507	316	929	700
Corporate development and due diligence	174	175	410	449
Impairment of non-current assets (Note 6(b))	-	-	-	11,955
Loss from operational activities	(2,126)	(1,615)	(4,122)	(15,702)

OTHER ITEMS
Interest and other income	(64)	(246)	(94)	(503)
(Gain)/loss on sale of marketable securities	(252)	13	(285)	13
Foreign exchange (gain)/loss	205	(32)	199	(108)
Other (income)/expenses	23	(105)	48	89
Fair value loss on Silver Stream liability (Note 8)	3,499	10,985	20,745	14,886
Loss before income taxes	$(5,537)	$(12,230)	$(24,735)	$(30,079)
Deferred income tax recovery	528	442	641	609
Equity gain/(loss) and fair value adjustment of equity accounted investments (Note 7)	(1)	1,224	(3)	605
Net loss for the period	$(5,010)	$(10,564)	$(24,097)	$(28,865)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net (income)/ loss:
Fair value gain/(loss) on marketable securities	8	(230)	(60)	(388)
Other comprehensive income/(loss)	8	(230)	(60)	(388)

Net loss and comprehensive loss for the period	$(5,002)	$(10,794)	$(24,157)	$(29,253)
Loss per share
Basic and Diluted	$(0.00)	$(0.01)	$(0.02)	$(0.03)
Weighted average number of shares outstanding
Basic	1,083,070,076	926,731,488	1,081,657,364	922,235,196
Diluted	1,083,118,236	926,731,488	1,084,874,124	922,554,906

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Six months ended June 30,
	2025	2024

Cash flows from operating activities
Net loss for the period	$(24,097)	$(28,865)
Adjustments for non-cash items:
Share-based payments (Note 11)	880	907
Depreciation	241	246
(Gain)/loss on sale of marketable securities	(285)	13
Impairment of non-current asset (Note 6(b))	-	11,955
Gain on investment reclassification	-	(145)
Fair value loss on Silver Stream derivative liability (Note 8)	20,745	14,886
Accrued interest receivable	(3)	(82)
Other income	(73)	(5)
Unrealized foreign exchange loss/(gain)	244	(108)
Deferred income tax recovery	(641)	(609)
Shares issued for marketing service	38	-
Equity loss/(gain) and fair value adjustment of equity accounted investments	3	(605)
Operating cash flows before movements in working capital	(2,948)	(2,412)
Net change in non-cash working capital items:
(Increase)/decrease in accounts and other receivables	424	(4)
Decrease in prepaid expenses	92	141
Decrease in accounts payables and accrued liabilities	(488)	(170)
Total cash used in operating activities	$(2,920)	$(2,445)
Cash flows from investing activities
Mineral property expenditures (Note 6)	(11,720)	(9,350)
Proceeds from sale of marketable securities and investments (Note 4)	2,026	3,228
Property and equipment purchases	(36)	(160)
Cash expended in acquisition of mineral properties	(400)	(100)
Total cash used in investing activities	$(10,130)	$(6,382)
Cash flows from financing activities
Proceeds from private placement	-	6,950
Share issuance cost (Note 11(b))	-	9
Repayment of lease liability	(11)	(71)
Finance costs paid for lease liability	(11)	(13)
Cash received from Silver Stream	7,155	-
Total cash provided by financing activities	$7,133	$6,875
Foreign exchange effect on cash	(244)	109
Change in cash and cash equivalents	(6,161)	(1,843)
Cash and cash equivalents, beginning	11,351	12,211
Cash and cash equivalents, ending	$5,190	$10,368
Cash	5,021	8,045
Term deposits	169	2,323
Cash and cash equivalents, ending	$5,190	$10,368

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as at December 31, 2023	916,414,375	$354,913	$26,453	$27,170	$(4,561)	$(165,581)	$238,394
Proceeds from private placement	41,212,121	6,950	-	-	-	-	6,950
Shares issued for finders’ fee	2,740,376	345	-	-	-	-	345
Share issuance costs	-	(404)	-	-	-	-	(404)
Flow-through share premium liability	-	(1,798)	-	-	-	-	(1,798)
Shares issuance on acquisition of mineral properties and property, plant and equipment (Note 6,8)	2,769,156	428	-	(198)	-	-	230
Settlement of restricted share units	223,334	73	-	(73)	-	-	-
Share-based payments	-	-	-	1,262	-	-	1,262
Loss for the period	-	-	-	-	-	(28,865)	(28,865)
Other comprehensive loss	-	-	-	-	(388)	-	(388)
Balance as at June 30, 2024	963,359,362	$360,507	$26,453	$28,161	$(4,949)	$(194,446)	$215,726

Balance as at December 31, 2024	1,079,863,747	$373,630	$28,099	$29,014	$(5,406)	$(180,895)	$244,442
Shares issued for Springpole purchase option extension	1,000,000	135	-	-	-	-	135
Shares issued for marketing service	818,000	115	-	-	-	-	115
Silver Stream warrant revaluation	-	-	1,287	-	-	-	1,287
PSU reassessment for 2022 grant	-	-	-	(180)	-	-	(180)
Settlement of restricted share units	1,194,796	135	-	(135)	-	-	-
Settlement of performance share units	455,000	108	-	(108)	-	-	-
Share-based payments	-	-	-	1,492	-	-	1,492
Loss for the period	-	-	-	-	-	(24,097)	(24,097)
Other comprehensive loss	-	-	-	-	(60)	-	(60)
Balance as at June 30, 2025	1,083,331,543	$374,123	$29,386	$30,083	$(5,466)	$(204,992)	$223,134

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

1.  NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the “OTCQX”, under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 - 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron Project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow Gold Project, which is being advanced by FireFly Metals Ltd. (“FireFly Metals”), and a 20% direct project interest in the Hope Brook Project until July 31, 2025 (Note 16(b)).

The Company’s unaudited condensed interim consolidated financial statements (“financial statements”) have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from June 30, 2025 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

2.  BASIS OF PRESENTATION

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2024 and 2023.

The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its subsidiaries is the Canadian dollar.

In preparing the Company’s financial statements for the three and six months ended June 30, 2025, the Company used the consistent accounting policies, methods of computation and accounting policy judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2024. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements.

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Non-current Liabilities with Covenants, and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the International Accounting Standards Board (“IASB”) and we are currently assessing the impact on our consolidated financial statements.

•	Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period. The Company is still assessing whether any of the new standards are expected to have a material impact on its consolidated financial statements.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on August 11, 2025.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

3.  ASSETS HELD FOR SALE

As at June 30, 2025, the Company classified the remaining 20% ownership of the Hope Brook Project as held for sale. Subsequent to June 30, 2025, the Company completed the sale of its 20% ownership stake to Big Ridge Gold Corp for consideration of $3 million in cash and 7 million common shares of Big Ridge (Note16(b)).

4.  MARKETABLE SECURITIES

The Company’s marketable securities are classified as FVTOCI and are carried at fair value. The movements in marketable securities during the six months ended June 30, 2025 and year ended December 31, 2024 are summarized as follows:

FVTOCI
Balance as at December 31, 2023	$263
Additions	3,402
Disposals	(432)
Loss recorded in other comprehensive loss	(845)
Balance as at December 31, 2024	$2,388
Disposals	(2,026)
Gain on sale of marketable securities	285
Loss recorded in other comprehensive loss	(60)
Balance as at June 30, 2025	$587

The Company owns securities of publicly traded companies. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVTOCI.

As at June 30, 2025, the Company held common shares of NexGold Mining Corp., Grid Metals Corp. and Patriot Lithium Limited.

5.  PREPAID EXPENSES AND OTHER RECEIVABLES

	June 30, 2025	December 31, 2024
GST and HST receivables	$375	$694
Other receivables	6	111
Prepaid expenses	486	515
	$867	$1,320

7

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

6.  MINERAL PROPERTIES

As at June 30, 2025 and December 31, 2024, the Company had the following mineral properties:

	Springpole	Birch-Uchi	Duparquet (Note 6(a))	Cameron	Hope Brook (Note 6(b))	Total
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
Concessions, taxes, and royalties	757	-	46	14	4	821
Salaries and share-based payments	1,272	213	860	47	-	2,392
Drilling, exploration, and technical consulting	99	(9)	1,233	2	-	1,325
Environmental, assaying, and field supplies	3,323	69	585	10	-	3,987
Travel and other expenses	573	26	89	1	-	689
Total Expenditures	$6,024	$299	$2,813	$74	$4	$9,214
Environmental remediation	-	-	361	-	-	361
Reclassification to assets held for sale (Note 3)	-	-	-	-	(3,102)	(3,102)
Balance as at June 30, 2025	$160,261	$10,745	$58,386	$33,140	$-	$262,532

	Springpole	Birch-Uchi (Note 5(a))	Duparquet (Note 5(b))	Cameron	Hope Brook (Note 6(b))	Total
Balance as at December 31, 2023	$138,957	$7,987	$48,591	$32,848	$15,851	$244,234
Acquisition	-	449	-	-	-	449
Concessions, taxes, and royalties	374	-	41	23	-	438
Salaries and share-based payments	1,899	775	1,385	123	-	4,182
Drilling, exploration, and technical consulting	1,140	789	1,817	18	-	3,764
Environmental, assaying, and field supplies	10,583	337	1,773	48	2	12,743
Travel and other expenses	1,284	109	177	6	-	1,576
Total Expenditures	$15,280	$2,459	$5,193	$218	$2	$23,152
Tax recovery and option payments received	-	-	(107)	-	(800)	(907)
Impairment	-	-	-	-	(11,955)	(11,955)
Environmental remediation	-	-	1,535	-	-	1,535
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059

8

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

6.  MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below.

a) Duparquet Project

As at June 30, 2025, the Company’s provision for environmental remediation activities is $3,396,000 (December 31, 2024 - $3,035,000). The environmental remediation includes site preparation, construction of a storage area, construction of an access road, excavation and transportation of mining material, and site restoration and rehabilitation of the storage area. The Company has been working with the Ministry of Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) and submitted a permit to start work in 2025. The environmental remediation estimate is based on the current work plan. During the period ended June 30, 2025, the Company recorded an increase in estimated remediation costs of $361,000 (year ended December 31, 2024 - $1,535,000). The final environmental remediation cost may vary depending on feedback received from MELCCFP and the execution of the work.

b) Hope Brook Project

First Mining owns a 20% interest in the Hope Brook Gold Project as of June 30, 2025. First Mining’s joint venture partner is Big Ridge Gold Corp. (“Big Ridge”) who owns the remaining 80% of the Hope Brook Project and is the current operator. As at June 30, 2025, the Company’s interest in this project has been reclassified as assets held for sale (Note 3).

7.  INVESTMENT IN PC GOLD INC.

Pursuant to a definitive Earn-in agreement (“Earn-in”) the Company and FireFly Metals executed on March 12, 2020, comprised of two stages, on June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly FireFly Metals obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 FireFly Metals shares and executed the joint venture shareholders agreement.

Following the completion of the Stage 1 earn-in by FireFly Metals, the Company’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements.

First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate.  Upon the completion of the Stage 2 earn-in by FireFly Metals in August 2021, the Company’s percentage ownership reduced from 49% to 30%.

The initial recognition of the investment in an associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at June 30, 2025, the Company owns a 30% interest in PC Gold Inc. and maintains significant influence, which requires the investment to be accounted for using equity accounting.

As at June 30, 2025, the carrying value of the investment in PC Gold Inc. was $21,524,000 (December 31, 2024 - $21,527,000).

The subsequent equity accounting for PC Gold is based on audited results that are publicly available information for the year ended June 30, 2024, and on the unaudited year ended June 30, 2025.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

7. INVESTMENT IN PC GOLD INC. (continued)

As at June 30, 2025, the Company has recorded an option liability of $3,974,000 (December 31, 2024 - $3,974,000), which represents the additional net dilution that would result from FireFly Metals completing its additional 10% equity interest in PC Gold Inc. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%. The FireFly Metals Earn-In Agreement requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at June 30, 2025.

As at June 30, 2025, the Company has recorded a liability for reclamation funding of $151,000 (December 31, 2024 - $151,000), which is in line with FireFly Metals’ estimate of the environmental reclamation provision.

8. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining (subsequently adjusted to 32 million common share purchase warrants in accordance with the terms of the Silver Purchase Agreement).

Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.374 in accordance with the terms of the Silver Purchase Agreement). The fair value of warrants is determined using Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approximately $30.7 million as at June 30, 2025) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”). A Monte Carlo simulation was performed to evaluate the buy-back option under the Silver Stream agreement.

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020, closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”).

Upon announcement of the Pre-Feasibility Study on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic. Please refer to the details of the amending agreement below.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to $nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

10

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

8. SILVER STREAM DERIVATIVE LIABILITY (continued)

On March 28, 2025, the Company received the final payment of US$5 million ($7.2 million) from First Majestic in connection with the Silver Stream. The parties entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (“Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”). Under the Amending Agreement, the Tranche 3 payment would be made earlier than originally scheduled and would consist of US$5 million in cash, with no requirement for the completion of the environmental assessment.

As consideration for amending the terms of the Tranche 3 payment, the Company has amended the terms of the common share purchase warrants (the “Warrants”) that were issued to First Majestic on July 2, 2020 under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. The Company has revised the exercise price of the Warrants to $0.20 and extended the expiry date of the Warrants to March 31, 2028. Pursuant to the terms of the amended Warrants, the Company can accelerate the expiry date of the Warrants if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to the date which is 30 days following the dissemination of a news release announcing the acceleration. As a result, the fair value of the Warrants, amounting to $1.3 million, was recognized in the statements of changes in equity, with the fair value determined using Black-Scholes option pricing model. All other terms of the Warrants remain unchanged.

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions including implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions including the Company’s credit spread, historical volatility of the warrant and payable silver quantities. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

The fair value of the Silver Stream derivative liability is valued using a Monte-Carlo simulation, with gains or losses recorded in the statement of net loss and comprehensive loss. As at June 30, 2025, the fair value of the Silver Stream derivative liability is US$44,730,000 ($61,027,000). The fair value of the Silver Stream derivative liability as at December 31, 2024 was US$23,917,000 ($34,414,000), which is comprised of the Silver Stream obligation fair value of US$27,707,000 ($39,867,000) less the Advance Payment receivable fair value of US$3,790,000 ($5,453,000).

11

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

8. SILVER STREAM DERIVATIVE LIABILITY (continued)

	June 30, 2025	December 31, 2024
Balance, beginning of the period	$(34,414)	$(34,295)
Portion of payment received allocated to Silver Stream	(5,868)	-
Change in fair value	(20,745)	(119)
Balance, end of the period	$(61,027)	$(34,414)

9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2025	December 31, 2024
Accounts payable	$654	$4,739
Accrued liabilities	2,730	2,423
Total	$3,384	$7,162

10.  FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	June 23, 2023	June 14, 2024	Total
Balance, December 31, 2023	$1,225	$-	$1,225
Liability incurred for flow-through share issued	-	1,799	1,799
Settlement of flow-through share premium liability upon incurring eligible expenditures	(1,225)	(822)	(2,047)
Balance, December 31, 2024	$-	$977	$977
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	(641)	(641)
Balance, June 30, 2025	$-	$336	$336

12

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

10. FLOW-THROUGH SHARE PREMIUM LIABILITY (continued)

As at June 30, 2025, the Company had $1,300,000 (December 31, 2024 - $4,197,000) of unspent flow-through expenditure commitments, which is required to be spent by December 31, 2025.

11. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at June 30, 2025: 1,083,331,543 (December 31, 2024 - 1,079,863,747).

Preferred shares as at June 30, 2025: nil (December 31, 2024 - nil).

c) Warrants

The movements in warrants during the six months ended June 30, 2025 and year ended December 31, 2024 are summarized as follows (Note 8):

	Number	Weighted average exercise price
Balance as at December 31, 2023	84,639,987	$0.27
Warrants issued	57,046,753	0.20
Balance as at December 31, 2024	141,686,740	$0.24
Warrants issued	32,050,228	0.20
Warrants expired	(32,050,228)	0.37
Balance as at June 30, 2025	141,686,740	$0.20

The following table summarizes information about warrants outstanding as at June 30, 2025:

Exercise price	Number of warrants outstanding	Weighted average exercise price	Weighted average remaining life (years)
$0.20	132,427,481	$0.20	2.10
$0.27	9,259,259	$0.27	0.98
	141,686,740	$0.20	2.02

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees, and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

11.  SHARE CAPITAL (continued)

The movements in stock options during the six months ended June 30, 2025 and year ended December 31, 2024 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2023	45,060,000	$0.28
Options granted	26,907,500	0.12
Options expired	(11,500,000)	0.33
Options forfeited	(2,000,000)	0.17
Balance as at December 31, 2024	58,467,500	$0.20
Options granted	18,000,000	0.13
Options expired	(2,700,000)	0.25
Balance as at June 30, 2025	73,767,500	$0.18

The following table summarizes information about the stock options outstanding as at June 30, 2025:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining life (years)	Number of options	Weighted average exercise price	Weighted average remaining life (years)
0.10 - 0.18	44,482,500	$0.12	4.02	24,355,625	$0.12	3.80
0.185 - 0.25	13,510,000	$0.19	2.61	13,510,000	$0.19	2.61
0.26 - 0.50	15,775,000	$0.33	1.17	15,775,000	$0.33	1.17
	73,767,500	$0.18	3.15	53,640,625	$0.20	2.73

During the six months ended June 30, 2025, there were 18,000,000 (year ended December 31, 2024 - 26,907,500) stock options granted with an aggregate fair value at the date of grant of $1,123,897 (year ended December 31, 2024 - $1,500,715). As at June 30, 2025, 19,977,000 (year ended December 31, 2024 - 23,760,625) stock options remain unvested with an aggregate grant date fair value of $1,209,575 (December 31, 2024 - $1,503,560).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods.

14

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

11.  SHARE CAPITAL (continued)

For the six months ended June 30, 2025, share-based payments expense is comprised of stock options for $828,528, restricted share units (“RSUs”) for $373,735, deferred share units (“DSUs”) for $34,491, and performance share units (“PSUs”) for $255,706, which are classified within the financial statements as follows:

	For the six months ended June 30,
Statements of Net Loss:	2025	2024
General and administration	$668	$494
Exploration and evaluation	20	25
Investor relations and marketing communications	109	156
Corporate development and due diligence	189	232
Subtotal	$986	$907
Statements of Financial Position:
Mineral Properties	506	355
Total	$1,492	$1,262

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the six months ended June 30,	For the year ended December 31,
	2025	2024
Risk-free interest rate	2.81%	3.50%
Share price at grant date	$0.13	$0.12
Exercise price	$0.13	$0.12
Expected life	5.00 years	5.00 years
Expected volatility (1)	57.78%	57.20%
Forfeiture rate	7.10%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e) Restricted Share Units

During the six months ended June 30, 2025, the Company granted 7,756,956 (year ended December 31,2024 - 8,422,115) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the six months ended June 30, 2025, the Company issued 1,194,796 (2024 - 223,334) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $135,190 (2024 - $73,090).

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

15

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

11.  SHARE CAPITAL (continued)

The following table summarizes the changes in RSU’s for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number	Weighted average fair value
Balance as at December 31, 2023	3,613,715	$0.20
RSUs granted	8,422,115	0.11
RSUs settled	(1,094,168)	0.25
RSUs forfeited	(1,261,213)	0.18
Balance as at December 31, 2024	9,680,449	$0.12
RSUs granted	7,756,956	0.11
RSUs settled	(1,194,796))	0.11
Balance as at June 30, 2025	16,242,609	$0.12

f) Deferred Share Units

During the six months ended June 30, 2025, the Company granted 400,000 (year ended December 31, 2024 - 400,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2023	1,109,000	$0.25
DSUs granted	400,000	0.11
Balance as at December 31, 2024	1,509,000	$0.21
DSUs granted	400,000	0.13
Balance as at June 30, 2025	1,909,000	$0.19

g) Performance Share Units

During the six months ended June 30, 2025, the Company granted 3,600,000 (year ended December 31, 2024 - 5,650,000) PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the share price volatility of the Company’s stock, as well as the volatility of the selected group of peer companies and the correlation of returns between the peer group and the Company.

During the six months ended June 30, 2025, the Company issued 455,000 (2024 - Nil) common shares pursuant to the settlement of PSUs for an aggregate value of $108,000 (2024 - $Nil).

16

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

11.  SHARE CAPITAL (continued)

The following table summarizes the changes in PSUs for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number	Weighted average fair value
Balance as at December 31, 2023	6,813,000	$0.23
PSUs granted	5,650,000	0.09
PSU forfeited	(1,997,000)	0.22
Balance as at December 31, 2024	10,466,000	$0.16
PSUs granted	3,600,000	0.13
PSUs settled	(455,000)	0.24
Balance as at June 30, 2025	13,611,000	$0.15

Prior to vesting, the Company's PSUs are subject to a market-based performance condition, measured by the Company's relative total shareholder return performance against a defined peer group over a three-year period. Accordingly, the PSUs issued during the year ended December 31, 2022, which vested during the six months ended June 30, 2025, were evaluated against the performance condition. Following this evaluation, the number of PSUs that ultimately vested was lower than estimated at initial recognition, resulting in a reversal of $180,000 of previously recognized expense.

12.  OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended June 30, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$105	$83	$6	$1	$195
Consultants	120	6	38	-	164
Depreciation (non-cash)	44	81	-	-	125
Directors’ fees	97	-	-	-	97
Marketing and conferences	-	-	263	6	269
Professional fees	201	-	-	-	201
Salaries	303	47	103	59	512
Share-based payments (non-cash) (Note 11)	298	7	50	91	446
Transfer agent and filing fees	38	-	32	-	70
Travel and accommodation	14	1	15	17	47
Loss from operational activities	$1,220	$225	$507	$174	$2,126

17

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

12.  OPERATING EXPENSES (continued)

	For the three months ended June 30, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$30	$48	$3	$4	$85
Consultants	94	7	-	-	101
Depreciation (non-cash)	37	89	-	-	126
Directors’ fees	82	-	-	-	82
Marketing and conferences	-	-	125	2	127
Professional fees	147	-	-	-	147
Salaries	255	22	96	57	430
Share-based payments (non-cash) (Note 11)	284	11	66	109	470
Transfer agent and filing fees	17	-	14	-	31
Travel and accommodation	(1)	2	12	3	16
Loss from operational activities	$945	$179	$316	$175	$1,615

	For the six months ended June 30, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$208	$155	$16	$2	$381
Consultants	211	13	38	9	271
Depreciation (non-cash)	79	162	-	-	241
Directors’ fees	172	-	-	-	172
Marketing and conferences	-	1	444	8	453
Professional fees	331	-	-	-	331
Salaries	536	82	273	218	1,109
Share-based payments (non-cash) (Note 11)	632	20	91	137	880
Transfer agent and filing fees	153	-	45	-	198
Travel and accommodation	26	2	22	36	86
Loss from operational activities	$2,348	$435	$929	$410	$4,122

	For the six months ended June 30, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$65	$111	$8	$5	$189
Consultants	148	12	-	115	275
Depreciation (non-cash)	80	166	-	-	246
Directors’ fees	156	-	-	-	156
Marketing and conferences	-	3	302	2	307
Professional fees	141	-	-	-	141
Salaries	949	80	189	84	1,302
Share-based payments (non-cash) (Note 11)	495	25	156	231	907
Transfer agent and filing fees	153	-	14	-	167
Travel and accommodation	11	3	31	12	57
Operating expenses total	$2,198	$400	$700	$449	$3,747
Impairment of non-current asset (non-cash)	-	-	-	-	11,955
Loss from operational activities	$2,198	$400	$700	$449	$15,702

18

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

13.  SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. All of the Company’s non-current assets as at June 30, 2025 and December 31, 2024 are located in Canada.

14.  RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company consists of the members of the Board of Directors, Officers, and Vice Presidents of the Company. The compensation paid or payable to key management for services during the three and six months ended June 30, 2025 and 2024 is as follows:

	For the three months ended June 30		For the six months ended June 30,
Service or Item:	2025	2024	2025	2024
Directors’ fees	$97	$82	$172	$156
Salaries and consultants’ fees	825	374	1,427	850
Share-based payments (non-cash)	453	546	1,020	854
Total	$1,375	$1,002	$2,619	$1,860

15.  FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, marketable securities, prepaid expenses and other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of marketable securities is based on the quoted market prices of the shares as at June 30, 2025 and was therefore considered to be Level 1.

As the FireFly Metals Earn‐In Agreement provides FireFly Metals the right to earn an interest in PC Gold Inc., rather than a direct interest in the Pickle Crow project, FireFly Metals’ option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option is not based on observable market data and therefore is considered to be Level 3.

19

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount - Unaudited)

15.  FAIR VALUE (continued)

The fair value of the Pickle Crow project option liability as at December 31, 2024, was determined by reference to the portion of the estimated fair value of PC Gold Inc. to be given up by the Company with the option for FireFly Metals to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. Changes in key valuation assumptions, including commodity prices and discount rates, could result in significant fluctuations in the fair value of the liability. The loss on the Silver Stream derivative was due to a 2% decrease in volatility, a 25% increase in the forward curve, and a 14% increase in the spot rate as at June 30, 2025, compared to December 31, 2024.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	June 30, 2025				December 31, 2024
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable Securities (Note 4)	$587	$587	$-	$-	$2,388	$2,388	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 8)	$61,027	$-	$-	$61,027	$34,414	$-	$-	$34,414
Option – PC Gold (Note 7)	$3,974	$-	$-	$3,974	$3,974	$-	$-	$3,974

16.  SUBSEQUENT EVENTS

a)

On July 3, 2025, the Company announced that it had entered into a long term relationship agreement with Mishkeegogamang First Nation, covering the Springpole Gold Project located in northwestern Ontario. The agreement sets out a collaborative framework for the development of one of Canada’s largest gold resources, through construction, operations, and closure, in a way that respects the environment and provides direct benefits to the First Nation.

b)

On July 22, 2025, the Company closed its upsized Public Offering of 66,670,000 units at a price of $0.18, for total gross proceeds of $12,000,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.27 per share, exercisable at any time up to 36 months following the closing date.

c)

On July 31, 2025, the Company closed a transaction with Big Ridge to sell its remaining 20% project interest in the Hope Brook Project for total consideration comprised of $3 million in cash and 7 million common shares of Big Ridge.

d)

On August 5, 2025, the Company closed its upsized non-brokered offering of 95,000,000 units at a price of $0.18 for proceeds of $17,100,000 and 33,350,000 Flow-through units at a price of $0.22 for proceeds of $7,337,000. The total proceeds from the non-brokered offering was $24,437,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.27 per share, exercisable at any time up to 36 months following the closing date.

20